Exhibit 99.1

                           Zarlink Semiconductor Inc.
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                          Sept. 23,    March 25,
                                                            2005         2005
                                                          ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents                                 $ 41.5       $ 19.4
  Short-term investments                                        --         39.6
  Restricted cash                                             14.1         13.9
  Trade accounts receivable, less allowance
    for doubtful accounts of $0.2
    (March 25, 2005 - $0.2)                                   23.3         23.2
  Other receivables                                            3.1          4.2
  Note receivable - net of deferred gain
    of $nil (March 25, 2005 - $1.9)                             --          0.1
  Inventories                                                 21.1         23.2
  Prepaid expenses and other                                   8.8          5.9
                                                            ------       ------
                                                             111.9        129.5
Fixed assets - net of accumulated
  depreciation of $160.0
  (March 25, 2005 - $156.9)                                   30.8         33.4
Deferred income tax assets - net                               3.7          3.5
Other assets                                                   6.6          4.9
                                                            ------       ------
                                                            $153.0       $171.3
                                                            ======       ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                    $ 13.9       $ 14.6
  Employee-related accruals                                    9.0          9.6
  Income and other taxes payable                               3.7          3.5
  Current portion of provisions for
    exit activities                                            1.0          7.9
  Other accrued liabilities                                    5.4          5.8
  Deferred credits                                             1.2          1.4
                                                            ------       ------
                                                              34.2         42.8
Long-term debt                                                 0.1          0.1
Long-term portion of provisions for
  exit activities                                              0.6          0.9
Pension liabilities                                           17.9         19.3
                                                            ------       ------
                                                              52.8         63.1
                                                            ------       ------

Redeemable preferred shares, unlimited
  shares authorized; 1,305,900 shares
  issued and outstanding
  (March 25, 2005 - 1,347,600)                                16.7         17.2
                                                            ------       ------

Commitments and Contingencies (Note 9)

Shareholders' equity:
  Common shares, unlimited shares authorized;
    no par value; 127,308,973 shares
    issued and outstanding
    (March 25, 2005 - 127,308,973)                           768.4        768.4
  Additional paid-in capital                                   1.9          2.2
  Deficit                                                   (653.5)      (646.5)
  Accumulated other comprehensive loss                       (33.3)       (33.1)
                                                            ------       ------
                                                              83.5         91.0
                                                            ------       ------
                                                            $153.0       $171.3
                                                            ======       ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                            Three Months Ended                 Six Months Ended
                                                                        --------------------------        --------------------------
                                                                        Sept. 23,        Sept. 24,        Sept. 23,        Sept. 24,
                                                                          2005             2004             2005             2004
                                                                        ---------        ---------        ---------        ---------
Revenue                                                                  $  46.9          $  58.8          $  92.4          $ 114.6
Cost of revenue                                                             26.8             32.0             54.8             62.6
                                                                         -------          -------          -------          -------
Gross margin                                                                20.1             26.8             37.6             52.0
                                                                         -------          -------          -------          -------

Expenses:
  Research and development                                                  11.8             15.6             25.4             30.5
  Selling and administrative                                                10.3             11.0             21.6             21.7
  Gain on sale of business                                                    --             (2.9)            (1.9)            (9.9)
                                                                         -------          -------          -------          -------
                                                                            22.1             23.7             45.1             42.3
                                                                         -------          -------          -------          -------
Income (loss) from operations                                               (2.0)             3.1             (7.5)             9.7

Interest income                                                              0.4              0.2              0.8              0.4
Foreign exchange gain (loss)                                                (0.3)            (0.1)             1.2             (0.4)
                                                                         -------          -------          -------          -------
Income (loss) before income taxes                                           (1.9)             3.2             (5.5)             9.7
Income tax (expense) recovery                                               (0.4)              --             (0.4)             1.0
                                                                         -------          -------          -------          -------
Net income (loss) for the period                                         $  (2.3)         $   3.2          $  (5.9)         $  10.7
                                                                         =======          =======          =======          =======

Net income (loss) attributable to common
shareholders after preferred share dividends and
premiums on preferred shares                                             $  (3.0)         $   2.7          $  (7.3)         $   9.7
                                                                         =======          =======          =======          =======

Net income (loss) per common share:
  Basic and diluted                                                      $ (0.02)         $  0.02          $ (0.06)         $  0.08
                                                                         =======          =======          =======          =======

Weighted-average number of common shares
 outstanding (millions):
   Basic                                                                   127.3            127.3            127.3            127.3
                                                                         =======          =======          =======          =======
   Diluted                                                                 127.3            127.3            127.3            127.4
                                                                         =======          =======          =======          =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                            Three Months Ended                 Six Months Ended
                                                                        --------------------------        --------------------------
                                                                        Sept. 23,        Sept. 24,        Sept. 23,        Sept. 24,
                                                                          2005             2004             2005             2004
                                                                        ---------        ---------        ---------        ---------
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss) for the period                                         $  (2.3)         $   3.2          $  (5.9)         $  10.7
  Depreciation of fixed assets                                               1.6              2.3              3.4              4.6
  Other non cash changes in operating activities                             0.3             (2.7)            (2.9)            (9.6)
  Deferred income taxes                                                     (0.3)            (0.4)            (0.2)            (0.2)
  Decrease (increase) in working capital:
    Trade accounts and other receivables                                    (1.8)             1.6              0.8             (4.9)
    Inventories                                                              1.0              0.6              2.1             (3.7)
    Prepaid expenses and other                                              (3.2)             0.6             (5.0)            (2.2)
    Payables and other accrued liabilities                                   0.7             (3.8)            (8.9)            (3.2)
    Deferred credits                                                          --              0.7             (0.2)             0.6
                                                                         -------          -------          -------          -------
Total                                                                       (4.0)             2.1            (16.8)            (7.9)
                                                                         -------          -------          -------          -------

Investing activities:
  Purchased short-term investments                                            --               --            (28.1)           (54.6)
  Matured short-term investments                                            28.1              7.4             67.7             62.2
  Expenditures for fixed assets                                             (0.1)            (1.6)            (0.7)            (2.0)
  Proceeds from disposal of fixed assets                                     0.2              0.4              0.4              0.4
  Proceeds from repayment of note receivable                                  --              2.9              2.0              9.9
                                                                         -------          -------          -------          -------
Total                                                                       28.2              9.1             41.3             15.9
                                                                         -------          -------          -------          -------

Financing activities:
  Repayment of capital lease liabilities and
    long-term debt                                                            --               --               --             (0.1)
  Payment of dividends on preferred shares                                  (0.6)            (0.5)            (1.1)            (1.0)
  Repurchase of preferred shares                                            (0.4)              --             (0.8)              --
  Increase in restricted cash                                               (0.2)              --             (0.2)              --
                                                                         -------          -------          -------          -------
Total                                                                       (1.2)            (0.5)            (2.1)            (1.1)
                                                                         -------          -------          -------          -------

Effect of currency translation on cash                                        --               --             (0.3)             0.1
                                                                         -------          -------          -------          -------

Increase in cash and cash equivalents                                       23.0             10.7             22.1              7.0

Cash and cash equivalents, beginning of period                              18.5             23.3             19.4             27.0
                                                                         -------          -------          -------          -------

Cash and cash equivalents, end of period                                 $  41.5          $  34.0          $  41.5          $  34.0
                                                                         =======          =======          =======          =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                 Common Shares                                     Accumulated
                                             ---------------------     Additional                     Other         Total
                                               Number                    Paid in                  Comprehensive  Shareholders'
                                             (millions)     Amount       Capital       Deficit         Loss         Equity
                                             ----------     ------     ----------      -------    -------------  -------------
Balance, March 26, 2004                         127.3       $768.4        $  2.3       $(623.5)       $(32.6)       $114.6
   Net income                                      --           --            --           7.5            --           7.5
   Unrealized net derivative gain
    on cash flow hedges                            --           --            --            --           0.2           0.2
   Stock compensation expense                      --           --           0.1            --            --           0.1
   Preferred share dividends                       --           --            --          (0.5)           --          (0.5)
                                               ------       --------------------------------------------------------------
Balance, June 25, 2004                          127.3       $768.4        $  2.4       $(616.5)       $(32.4)       $121.9
 Net income                                        --           --            --           3.2            --           3.2
   Unrealized net derivative loss
    on cash flow hedges                            --           --            --            --          (0.1)         (0.1)
   Preferred share dividends                       --           --            --          (0.5)           --          (0.5)
                                               ------       --------------------------------------------------------------
Balance, Sept. 24, 2004                         127.3       $768.4        $  2.4       $(613.8)       $(32.5)       $124.5
                                               ======       ==============================================================

Balance, March 25, 2005                         127.3       $768.4        $  2.2       $(646.5)       $(33.1)       $ 91.0
   Net loss                                        --           --            --          (3.6)           --          (3.6)
   Unrealized net derivative loss
    on cash flow hedges                            --           --            --            --          (0.3)         (0.3)
   Preferred share dividends                       --           --            --          (0.5)           --          (0.5)
   Premiums on preferred share
    repurchases                                    --           --          (0.2)           --            --          (0.2)
                                               ------       --------------------------------------------------------------
Balance, June 24, 2005                          127.3       $768.4        $  2.0       $(650.6)       $(33.4)       $ 86.4
   Net loss                                        --           --            --          (2.3)           --          (2.3)
   Unrealized net derivative gain
    on cash flow hedges                            --           --            --            --           0.1           0.1
   Preferred share dividends                       --           --            --          (0.6)           --          (0.6)
   Premiums on preferred share
    repurchases                                    --           --          (0.1)           --            --          (0.1)
                                               ------       --------------------------------------------------------------
Balance, Sept. 23, 2005                         127.3       $768.4        $  1.9       $(653.5)       $(33.3)       $ 83.5
                                               ======       ==============================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (In millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (Zarlink or the Company) in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 23, 2005, and the results of operations and cash flows of the Company for the three and six month periods ended September 23, 2005 and September 24, 2004, in accordance with U.S. GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. A reconciliation to Canadian GAAP is also prepared and presented to shareholders in Note 17.

      The balance sheet at March 25, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 25, 2005. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

2.    Recently issued accounting pronouncements

      In May 2005 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154 (SFAS 154), Accounting Changes and Error Corrections. SFAS 154 replaces Accounting
      Principles Board (APB) No. 20, Accounting Changes, and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the prior period effects, or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in Fiscal years beginning after December 14, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its financial position or results of operations.

      In  December  2004 the FASB  published  a  revision  to SFAS No. 123 (SFAS
      123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees. In April 2005, the Securities Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the next fiscal year beginning after June 15, 2005. The Company has not yet determined which fair-value method or transitional provision it will adopt. The impact on the Company's financial statements of applying one of the acceptable fair-value based methods of accounting for stock-based compensation is disclosed in Note 3.

      In November 2004 the FASB issued SFAS No. 151 (SFAS 151), Inventory Costs. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS 151 to have a material impact on its financial position, results of operations or cash flows.

3.    Stock-based compensation

      Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, Accounting for Stock-Based Compensation, for awards granted or modified after April 1, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                                                              Three Months Ended           Six Months Ended
                                                                            -----------------------    ------------------------
                                                                            Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                              2005          2004          2005          2004
                                                                            ---------     ---------    ---------      ---------
      Net income (loss), as reported                                         $ (2.3)       $  3.2        $ (5.9)       $ 10.7
      Adjustments:
         Stock compensation expense, as reported                                 --            --            --           0.1
         Pro forma stock compensation expense                                  (0.9)         (3.0)         (1.8)         (5.9)
                                                                             ------        ------        ------        ------
      Pro forma net income (loss)                                            $ (3.2)       $  0.2        $ (7.7)       $  4.9
                                                                             ======        ======        ======        ======

      Net income (loss) per common share, as reported
         Basic and diluted                                                   $(0.02)       $ 0.02        $(0.06)       $ 0.08
                                                                             ======        ======        ======        ======
      Pro forma net income (loss) per common share
         Basic and diluted                                                   $(0.03)       $   --        $(0.07)       $ 0.03
                                                                             ======        ======        ======        ======

      Based upon the fair value method of accounting for stock compensation expense, for the three and six month fiscal periods ended September 23, 2005, the pro forma net loss was increased by $0.9 and $1.8 respectively as compared to the reported net loss. For the three and six month fiscal periods ended September 24, 2004, the pro forma net income was decreased by $3.0 and $5.8 respectively.

      Pro forma financial information required by SFAS 123 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes option pricing model with the following weighted-average assumptions for the three and six month periods ended September 23, 2005 and September 24, 2004:

                                                                             Three Months Ended           Six Months Ended
                                                                           -----------------------    ------------------------
                                                                           Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                             2005          2004          2005          2004
                                                                           ---------     ---------    ---------      ---------
      Weighted-average fair value price of the options
         granted during the period                                           $ 0.71        $ 1.82        $ 0.69        $ 1.96
      Risk free interest rate                                                 3.47%         3.83%         3.29%         3.95%
      Dividend yield                                                            Nil           Nil           Nil           Nil
      Volatility factor of the expected market price of
        the Company's common stock                                            58.8%         64.7%         59.3%         65.1%
      Weighted-average expected life of the options                       4.7 years     4.2 years     4.7 years     4.1 years

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      In  December  2004,  the FASB  revised  Statement  No.  123  (SFAS  123R),
      "Share-Based Payment," which requires companies to expense the estimated fair value of employee stock options and similar awards. See also Note 2.

4.    Inventories

                                                    Sept. 23,       March 25,
                                                      2005            2005
                                                    ---------       ---------
      Raw materials                                  $  2.6          $  2.6
      Work-in-process                                  15.0            16.3
      Finished goods                                    3.5             4.3
                                                     ------          ------
                                                     $ 21.1          $ 23.2
                                                     ======          ======

5.    Note receivable

                                                    Sept. 23,       March 25,
                                                      2005            2005
                                                    ---------       ---------
      Note receivable, non-interest bearing          $   --          $  2.0
      Less: Deferred gain                                --            (1.9)
                                                     ------          ------
                                                     $   --          $  0.1
                                                     ======          ======

      On March 30, 2005, X-FAB Semiconductor Foundries AG (X-FAB) paid the final installment of $2.0 on a note receivable issued in conjunction with the Plymouth Foundry sale agreement.

6.    Other assets

                                                    Sept. 23,       March 25,
                                                      2005            2005
                                                    ---------       ---------
      Pension insurance contract                     $  4.5          $  4.9
      Long term prepaid expenses                        2.1              --
                                                     ------          ------
                                                     $  6.6          $  4.9
                                                     ======          ======

      As at September 23, 2005, the Company had a pension insurance contract of $4.5 (March 25, 2005 - $4.9) which secured the defined benefit pension plan liability for employees in Germany (See Note 15).

      During the second quarter of Fiscal 2006 the Company paid $4.1 related to the renegotiation of a multi-year software design tool contract. A portion of the prepaid balance related to this contract has been recorded as a long-term asset to reflect the substance of this multi-year agreement. The long term portion of the Company's design tool contracts was $2.1 as at September 23, 2005 (March 25, 2005 - $nil).

7.    Provisions for exit activities

      The Company has implemented several restructuring activities in recent years.

      In the fourth quarter of Fiscal 2005, the Company implemented a restructuring plan (the 2005 Plan) that resulted in reducing its workforce by approximately 180 employees. The 2005 Plan triggered total costs of $13.5, comprised of $13.2 in Fiscal 2005, consisting of severance costs of $11.9 and Asset Impairment and Other costs of $1.3, as well as $0.3 of severance costs in Fiscal 2006. The 2005 Plan impacted operating results as follows:

            (i) in Fiscal 2005, the Company incurred approximately $7.1 of severance costs in selling and administration related to senior management, sales, and other administrative functions in the United States, Canada, and other geographic regions. In addition, $2.5 of severance costs were included in cost of revenue, as the Company continued efforts to reduce operations costs. Severance costs of $2.3 were also included in research and development, related to the Company ceasing work on its digital decoder program, and other headcount reductions within the Ultra Low-Power Communications and Network Communications segments;

            (ii) in Fiscal 2005 the Company incurred costs of $1.3 recorded in Asset Impairment and Other related to excess space in certain of the Company's leased premises in the U.K. and Canada; and

            (iii) in the first quarter of Fiscal 2006, the Company recorded $0.3 of expense in selling and administration, $0.1 in operations, and a reversal of $0.1 in research and development expense resulting from differences in estimates between costs accrued in Fiscal 2005 and the amounts to be paid out in Fiscal 2006.

      The 2005 Plan impacted segmented results as follows:

            (i) the $13.2 restructuring provision recorded in Fiscal 2005 consisted of $6.6 related to the Network Communications segment, $4.7 related to the Consumer Communications segment, and $1.9 related to the Ultra Low-Power Communications segment; and

            (ii) the additional $0.3 of severance expense recorded in the first quarter of Fiscal 2006 related to changes in estimates on costs accrued in Fiscal 2005, of which $0.2 related to the Network Communications segment, and $0.1 related to the Ultra Low-Power Communications segment.

      In addition to costs arising from the 2005 Plan, the remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 and Fiscal 2004. The cumulative amount recorded to date related to these activities is $9.5. Costs of $8.9 were recorded as special charges in Fiscal 2002, and costs of $0.6 were reflected in Asset Impairment and Other charges in Fiscal 2004.

      The following table summarizes the continuity of these restructuring provisions for the three and six month periods ended September 23, 2005:

                                                        Lease and
                                             Workforce   contract
                                             Reduction  settlement   Total
                                             ---------  ----------   -----
      Balance, March 25, 2005                  $ 6.8      $ 2.0      $ 8.8
      Charges                                    0.7         --        0.7
      Cash drawdowns                            (4.8)      (0.4)      (5.2)
      Reversals                                 (0.4)        --       (0.4)
                                               -----      -----      -----
      Balance, June 24, 2005                   $ 2.3      $ 1.6      $ 3.9
      Cash drawdowns                            (2.0)      (0.3)      (2.3)
                                               -----      -----      -----
      Balance, Sept. 23, 2005                  $ 0.3      $ 1.3      $ 1.6
                                               =====      =====      =====

      The Company has completed substantially all of the activities associated with these restructuring plans, with the exception of severance payments of $0.3 and the lease payments on the idle and excess space estimated at $1.3. The remaining severance payments relate to the Fiscal 2005 Plan, and the lease payments relate to the plans implemented from Fiscal 2002 to 2005. The lease payments on the idle and excess space will be paid over the lease term unless settled earlier.

      As of September 23, 2005, $0.6 (March 25, 2005 - $0.9) of the provision for exit activities was included in long-term liabilities on the balance sheet.

8.    Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at September 23, 2005, was $35.6 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at September 23, 2005 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business on February 16, 2001, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods which include February 16, 2001, the closing date of the sale. As at September 23, 2005, the 2000 and 2001 taxation years are still subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      On November 19, 2002, the Company provided security to the financial institution of a subsidiary in the form of a guarantee in relation to the subsidiary's liability for custom and excise duties. As at September 23, 2005, the maximum amount of the guarantee was $2.9 (1.6 million British pounds).

      Based upon the transition rules outlined in FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others, no amounts have been recorded by the Company related to the above-mentioned items.

      The Company records a liability based on its assessment of current warranty claims outstanding and historical experience. As at September 23, 2005, the warranty accrual was $0.7 (March 25, 2005 - $0.4).

9.    Commitments and Contingencies

      The Company had letters of credit outstanding as at September 23, 2005 of $12.9 (March 25, 2005 - $13.3), which expire within 2 years. Of this amount, $11.5 related to the Company's pension liability in Sweden, and $0.6 related to the Company's Supplementary Executive Retirement Plan
      (SERP). In addition, $0.8 was issued to secure certain obligations under a performance guarantee and office lease arrangement.

      Cash and cash equivalents of $12.9 have been pledged as security against the above mentioned letters of credit, while $0.2 has been pledged as security for a custom bond and related credit facilities. The Company has also pledged an additional $1.0 during the second quarter of Fiscal 2006 as security toward the pension liability. These amounts have been presented as restricted cash. A total of $12.5 (97.5 million Swedish Krona) in restricted cash is now pledged to secure the pension liability in Sweden of $12.3.

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

10.   Redeemable preferred shares

      During the three and six months ended September 23, 2005, the Company purchased 21,700 and 41,700 preferred shares, respectively, and cancelled 20,000 preferred shares during the six months ended September 23, 2005.

      During the second quarter of Fiscal 2006, the Company declared dividends on its redeemable preferred shares of $0.6 based on a quarterly dividend of $0.41 (Cdn $0.50) per share, and paid first quarter dividends of $0.5.

11.   Capital stock

      a) The Company has neither declared nor paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                          Six Months Ended
                                                    ---------------------------
                                                     Sept. 23,       Sept. 24,
                                                       2005            2004
                                                    -----------     -----------
      Outstanding Options:
        Balance, beginning of period                 13,249,465      11,534,680
        Granted                                         315,000         333,000
        Exercised                                            --          (7,562)
        Forfeited                                    (2,790,587)       (357,391)
                                                    -----------     -----------
        Balance, end of period                       10,773,878      11,502,727
                                                    ===========     ===========

      As at  September  23,  2005,  there  were  3,725,144  (March  25,  2005  -
      1,249,557) options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $1.31 to $31.90 per share with exercise periods extending to August 2011. The exercise price of stock options issued in Canadian dollars was translated at the U.S. dollar exchange rate on the grant date.

      c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      Net income (loss) attributable to common shareholders is computed as follows:

                                                                             Three Months Ended           Six Months Ended
                                                                           -----------------------    ------------------------
                                                                           Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                             2005          2004          2005          2004
                                                                           ---------     ---------    ---------      ---------
      Net income (loss), as reported                                           (2.3)       $  3.2          (5.9)       $ 10.7
         Dividends on preferred shares                                         (0.6)         (0.5)         (1.1)         (1.0)
         Premiums on repurchase of
           preferred shares                                                    (0.1)           --          (0.3)           --
                                                                             ------        ------        ------        ------
      Net income (loss) attributable
        to common shareholders                                               $ (3.0)       $  2.7        $ (7.3)       $  9.7
                                                                             ======        ======        ======        ======

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options, as their effect is antidilutive. For the three and six months ended September 23, 2005, 120,000 and 295,000 stock options respectively have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net losses for the periods.

                                                                             Three Months Ended           Six Months Ended
                                                                          -------------------------   -------------------------
                                                                           Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                             2005          2004          2005          2004
                                                                          -----------   -----------   -----------   -----------
      Weighted-average common shares outstanding                          127,308,973   127,308,973   127,308,973   127,305,973
      Dilutive effect of stock options                                          3,415        37,019         7,351        63,913
                                                                          -----------   -----------   -----------   -----------
      Weighted-average common shares outstanding,
         assuming dilution                                                127,312,388   127,345,992   127,316,324   127,369,886
                                                                          ===========   ===========   ===========   ===========

      The following stock options were excluded from the computation of common share equivalents because the options' exercise prices exceeded the average market price of the common shares, thereby making them anti-dilutive:

                                                                             Three Months Ended           Six Months Ended
                                                                          -------------------------   -------------------------
                                                                           Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                             2005          2004          2005          2004
                                                                          -----------   -----------   -----------   -----------
      Number of outstanding options                                        10,653,878    11,164,789    10,478,878    10,931,289

      Average exercise price per share                                     $     6.70    $     8.22    $     6.79    $     8.32

      The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

12.   Accumulated other comprehensive income (loss)

      The components of total comprehensive income (loss) were as follows:

                                                                             Three Months Ended           Six Months Ended
                                                                           -----------------------    ------------------------
                                                                           Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                             2005          2004          2005          2004
                                                                           ---------     ---------    ---------      ---------
      Net income (loss) for the period                                         (2.3)          3.2          (5.9)         10.7
      Other comprehensive income (loss):
         Realized net derivative losses on cash flow
           hedges                                                               0.3            --           0.3           0.2
         Unrealized net derivative losses on cash flow
           hedges                                                              (0.2)         (0.1)         (0.5)         (0.1)
                                                                             ------        ------        ------        ------
      Total comprehensive income (loss) for the period                       $ (2.2)       $  3.1        $ (6.1)       $ 10.8
                                                                             ======        ======        ======        ======

      The changes to accumulated other comprehensive loss for the three and six months ended September 23, 2005 were as follows:

                                                          Cumulative            Minimum          Unrealized Net
                                                          Translation           Pension         Gain (Loss) on
                                                            Account            Liability          Derivatives           Total
                                                          -----------          ---------        ---------------         -----
      Balance, March 25, 2005                               $(32.4)             $ (0.7)             $   --              $(33.1)
         Change during the three months
           ended June 24, 2005                                  --                  --                (0.3)               (0.3)
                                                            ------              ------              ------              ------
      Balance, June 24, 2005                                $(32.4)             $ (0.7)             $ (0.3)             $(33.4)
         Change during the three months
           ended Sept. 23, 2005                                 --                  --                 0.1                 0.1
                                                            ------              ------              ------              ------
      Balance, Sept. 23, 2005                               $(32.4)             $ (0.7)             $ (0.2)             $(33.3)
                                                            ======              ======              ======              ======

      The Company recorded an increase in other comprehensive loss in the six months ended September 23, 2005 of $0.2 as compared to an increase in other comprehensive income of $0.1 in the six months ended September 24, 2004. These changes were attributable to the change in the fair value of outstanding foreign currency option and forward contracts related to the Company's hedging program that were designated as cash flow hedges. The Company estimates that $0.2 of net derivative losses included in other comprehensive income at September 23, 2005 will be reclassified into earnings within the next six months.

13.   Income taxes

      Income tax expense of $0.4 was recorded for the second quarter of Fiscal 2006, compared with an expense of $nil for the corresponding period in Fiscal 2005. During the six months ended September 23, 2005, an income tax expense of $0.4 was recorded, compared to a recovery of $1.0 for the corresponding period in Fiscal 2005. The expense in Fiscal 2006 relates to the Company's estimate of additional costs to settle income tax liabilities in relation to fiscal years still subject to corporate tax audits. The recovery in Fiscal 2005 related to the release of previously recognized provisions no longer required as a result of settlements with tax authorities, in addition to a recovery of $0.3 relating to income tax refunds received in excess of provisions previously recorded, offset by income tax expense of $0.3.

      The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $213.7 as at September 23, 2005 (March 25, 2005 - $191.7). The increase in the valuation allowance relates primarily to losses and temporary differences incurred in the Company's domestic and foreign operations.

14.   Information on business segments

      Business segments

      The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products, sell to different customers, and are managed separately because of these differences.

      The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. The Network Communications business segment provides semiconductor solutions for enterprise, access, edge and metro networks over wired, wireless, and optical media. The product lines enable voice and data for traditional, convergent, and packet networks. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business segment provides custom Integrated Circuit and Application Specific Standard Product (ASSP) solutions for healthcare applications such as cardiac pacemakers, hearing-aids, swallowable camera capsules and portable medical instruments. The Ultra-Low Power Communications business segment also provides ultra low-power solutions for commercial applications, such as electronic shelf labels, radio frequency tagging and personal area communications devices.

      On October 7, 2005, the Company entered into an agreement with Intel Corporation and its UK subsidiary to sell the assets related to our RF Front - End Consumer business. For the three and six months ended September 23, 2005, revenue related to this business, which is included in the Consumer Communications segment, was $12.7 and $24.1, respectively (three and six months ended September 24, 2004 - $13.4 and $26.2, respectively).

      The Chief Executive Officer (CEO) is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate special charges or gains, interest income, interest expense or income taxes to its reportable segments. In addition, the Company does not use a measure of segment assets to assess performance or allocate resources. As a result, segmented asset information is not presented; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those of the Company as reflected in the consolidated financial statements.

                                                 Network           Consumer      Ultra Low-Power    Unallocated
Three Months Ended Sept. 23, 2005             Communications    Communications    Communications       Gains           Total
                                              --------------    --------------    --------------    -----------       --------
Total external sales revenue                     $   22.1          $   16.6          $    8.2          $     --       $   46.9
Depreciation of buildings and equipment               0.7               0.5               0.4                --            1.6
Segment's operating loss                         $   (1.2)         $   (0.1)         $   (0.7)         $     --       $   (2.0)

                                                 Network           Consumer      Ultra Low-Power    Unallocated
Three Months Ended Sept. 24, 2004             Communications    Communications    Communications       Gains           Total
                                              --------------    --------------    --------------    -----------       --------
Total external sales revenue                     $   26.9          $   20.6          $   11.3          $     --       $   58.8
Depreciation of buildings and equipment               1.1               0.8               0.4                --            2.3
Gain on sale of business                               --                --                --              (2.9)          (2.9)
Segment's operating income (loss)                $    3.0          $   (1.8)         $   (1.0)         $    2.9       $    3.1

                                                 Network           Consumer      Ultra Low-Power    Unallocated
Six Months Ended Sept. 23, 2005               Communications    Communications    Communications       Gains           Total
                                              --------------    --------------    --------------    -----------       --------
Total external sales revenue                     $   44.3          $   31.5          $   16.6          $     --       $   92.4
Depreciation of buildings and equipment               1.6               1.0               0.8                --            3.4
Gain on sale of business                               --                --                --              (1.9)          (1.9)
Segment's operating income (loss)                $   (4.0)         $   (3.7)         $   (1.7)         $    1.9       $   (7.5)

                                                 Network           Consumer      Ultra Low-Power    Unallocated
Six Months Ended Sept. 24, 2004               Communications    Communications    Communications       Gains           Total
                                              --------------    --------------    --------------    -----------       --------
Total external sales revenue                     $   52.8          $   39.8          $   22.0          $     --       $  114.6
Depreciation of buildings and equipment               2.1               1.6               0.9                --            4.6
Gain on sale of business                               --                --                --              (9.9)          (9.9)
Segment's operating income (loss)                $    5.1          $   (3.8)         $   (1.5)         $    9.9       $    9.7

15.   Pension plans

      The Company has defined benefit pension plans in Sweden and Germany. As at September 23, 2005, the Company held $12.5 in restricted cash related to the Swedish pension liability of $12.3. The restricted cash secured letters of credit of $11.5 and the remaining balance of the pension liability in Sweden. As at September 23, 2005, the German pension liability of $5.6 was insured with the Swiss Life Insurance Company, and the related asset of $4.5 was recorded in other assets.

      The total pension expense under these plans consisted of interest costs on projected plan benefits. Total pension expense on the defined benefit pension plans for the three and six month periods ended September 23, 2005 was $0.3 and $0.5 respectively (three and six month periods ended September 24, 2004 - $0.2 and $0.4 respectively).

      As of September 23, 2005, the Company had not made any contributions to these pension plans in Fiscal 2006.

16.   Supplementary cash flow information

      The following table summarizes the Company's other non cash changes in operating activities:

                                                                             Three Months Ended           Six Months Ended
                                                                           -----------------------    ------------------------
                                                                           Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                             2005          2004          2005          2004
                                                                           ---------     ---------    ---------      ---------
         Gain on disposal of fixed assets                                    $   --        $ (0.2)       $ (0.2)       $ (0.3)
         Gain on sale of business                                                --          (2.9)         (1.9)         (9.9)
         Change in pension liabilities                                          0.2           0.4          (1.4)          0.6
         Stock compensation expense                                              --            --            --           0.1
         Other                                                                  0.1            --           0.6          (0.1)
                                                                             ------        ------        ------        ------
      Other non cash changes in operating activities                         $  0.3        $ (2.7)       $ (2.9)       $ (9.6)
                                                                             ======        ======        ======        ======

17.   Canadian Generally Accepted Accounting Principles

      The consolidated financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP with the exception of the information presented below:

      (A)   Balance sheet

      The following table summarizes the significant differences in balance sheet items under Canadian GAAP as compared to U.S. GAAP:

                                                                     Sept. 23, 2005                           March 25, 2005
                                                            --------------------------------       ---------------------------------
                                                             U.S.        Adjust-     Canadian       U.S.        Adjust-     Canadian
                                                             GAAP         ments        GAAP         GAAP         ments        GAAP
                                                            -----        -------     --------      ------       -------     --------
Assets:
  Current portion of long term
     receivables (1)                                        $   --       $   --       $   --       $  0.1       $  1.9       $  2.0
  Prepaid expenses (2)                                         8.8          0.2          9.0          5.9           --          5.9
  Fixed assets (3)                                            30.8           --         30.8         33.4          0.4         33.8
  Long term receivables (1)(4)(6)                               --          4.2          4.2           --          4.0          4.0
  Deferred income tax assets (4)(6)                            3.7         (3.7)          --          3.5         (3.5)          --

Liabilities and Shareholders' Equity:
  Pension liabilities (5)                                     17.9         (0.7)        17.2         19.3         (0.7)        18.6
  Future income tax liabilities (6)                             --          0.5          0.5           --          0.5          0.5
  Preferred shares (7)(8)                                     16.7          1.9         18.6         17.2          2.0         19.2
  Common shares (8)                                          768.4       (360.5)       407.9        768.4       (360.5)       407.9
  Contributed surplus (8)                                       --          8.6          8.6           --          8.0          8.0
  Additional paid-in capital (8)                               1.9         (1.9)          --          2.2         (2.2)          --
  Translation account (8)                                       --         13.6         13.6           --         13.6         13.6
  Accumulated other comprehensive loss (8)                   (33.3)        33.3           --        (33.1)        33.1           --
  Deficit (8)                                               (653.5)       305.9       (347.6)      (646.5)       309.0       (337.5)

(1) Under U.S. GAAP, a gain on sale of foundry business in Fiscal 2002 was deferred and netted against the carrying value of the note receivable. Under Canadian GAAP, the gain was recognized at the time of the sale.

(2) Under U.S. GAAP, the effective portions of changes in fair value of derivatives are recorded in other comprehensive income (loss) and are recognized in net income (loss) against the hedged item when the hedged item affects net income (loss). Under Canadian GAAP, the effective portions of changes are recorded as current assets or liabilities on the balance sheet until realized.

(3) Differences exist between U.S. and Canadian GAAP due to the method used to record an impairment charge for long-lived assets in previous years. Under U.S. GAAP, the assets were written down to their fair value using a discounted cash flow method. These assets were written down to their fair value using an undiscounted cash flow method under Canadian GAAP.

(4) Under U.S. GAAP, investment tax credits are reflected as deferred tax assets. Under Canadian GAAP, these amounts are reflected as a component of long-term receivables.

(5) Under U.S. GAAP, an additional minimum pension liability has been recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension liability with the offsetting amount recorded as a component of accumulated other comprehensive income (loss). Other comprehensive income (loss) is not recorded under Canadian GAAP.

(6) Under U.S. GAAP, deferred tax assets and liabilities are presented on a net basis. Under Canadian GAAP, future income tax assets are reflected as a component of long-term receivables, and future income tax liabilities are presented separately.

(7) Under U.S. GAAP, redeemable preferred shares are recorded as mezzanine equity. Under Canadian GAAP these instruments are reflected as a component of shareholders' equity.

(8) Under U.S. GAAP, reductions in stated capital and deficit are not recorded. Under Canadian GAAP, reductions have been recorded as a result of stated capital and deficit reductions undertaken in fiscal years 1985, 1986, 1987, and 1992.

      Under U.S. GAAP, the carrying value of the common and preferred shares have been shown net of issue costs. Share issue costs have been shown as an adjustment to retained earnings under Canadian GAAP.

      Differences exist between U.S. and Canadian GAAP from foreign exchange translation differences as a result of the Company's change in reporting currency to U.S. dollars in Fiscal 2002. Under U.S. GAAP, historical balances were translated using the applicable balance sheet rate. Under Canadian GAAP, a translation of convenience approach was taken whereby all historical results were converted using the rate at the time of the last published financial statements prior to adopting the new reporting currency, being the rate as at September 28, 2001.

      Other comprehensive income (loss) is not recorded under Canadian GAAP.

      Other differences exist between U.S. and Canadian GAAP due to historical differences in income (loss).

      (B)   Income statement

                                                                             Three Months Ended           Six Months Ended
                                                                           -----------------------    ------------------------
                                                                           Sept. 23,     Sept. 24,    Sept. 23,      Sept. 24,
                                                                             2005          2004          2005          2004
                                                                           ---------     ---------    ---------      ---------
      Net income (loss) in accordance with U.S. GAAP                           (2.3)          3.2          (5.9)         10.7

      Adjustments to reconcile to Canadian GAAP:
        Depreciation expense (1)                                               (0.2)         (0.2)         (0.4)         (0.4)
        Stock compensation expense/recovery (2)                                (0.4)         (0.4)         (0.8)         (0.7)
        Interest income (3)                                                      --           0.2            --           0.4
        Gain on sale of business (4)                                             --          (2.9)         (1.9)         (9.9)
                                                                             ------        ------        ------        ------
      Net income (loss) in accordance with Canadian GAAP                     $ (2.9)       $ (0.1)       $ (9.0)       $  0.1
                                                                             ======        ======        ======        ======

(1) Differences exist in the net book values of long-lived assets between U.S. and Canadian GAAP due to the methods used to record impairment charges in previous years, resulting in differences in depreciation expense.

(2) Differences exist between U.S. and Canadian GAAP in the Company's policy for accounting for stock compensation expense. Under U.S. GAAP, the intrinsic value method is used. The Company accounts for stock compensation expense under Canadian GAAP using the fair value method.

(3) Under U.S. GAAP, imputed interest income on the valuation of a note receivable was deferred and netted against the value of the note receivable. Under Canadian GAAP, these amounts were recorded in earnings.

(4) Under U.S. GAAP, a gain on sale of business was recognized as a result of payments received against the note receivable. Under Canadian GAAP, the gain was recognized in Fiscal 2002 at the time of the sale of the business.

      (C)   Cash flow information

      There are no differences between U.S. and Canadian GAAP operating or total cash flows for the periods presented. There are offsetting differences of $0.2 in the three and six months ended September 23, 2005 between investing and financing cash flows due to the classification of changes in restricted cash. Under U.S.GAAP, changes in restricted cash are reflected as financing activities. Under Canadian GAAP, these changes are presented as investing activities.

      (D)   Retained earnings

      Balance sheet and income statement differences between the U.S. and Canadian GAAP impact the presentation of changes in shareholders' equity under Canadian GAAP. The change in deficit was a result of the preferred share dividends and the respective net loss under U.S. and Canadian GAAP. Under Canadian GAAP, stock compensation expense resulted in an increase to contributed surplus. The repurchase of preferred shares resulted in a reduction to preferred shares and contributed surplus under Canadian GAAP. There was no change in the translation account under Canadian GAAP.

18.   Comparative figures

      Certain of the Fiscal 2005 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2006.

19.   Subsequent events

      On October 7, 2005, Zarlink signed an agreement to sell the assets of the RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for approximately $68.0 in cash and $2.0 in other consideration. Subject to closing conditions, the transaction is expected to close in November 2005.

      The following table shows the carrying value of the assets to be included in the sale:

                                                     Sept. 23,       March 25,
                                                       2005            2005
                                                     ---------       ---------
      Inventories                                         3.7             4.2
      Fixed assets                                        2.4             2.7
                                                     --------        --------
      Total assets                                   $    6.1        $    6.9
                                                     ========        ========


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